2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

PRESS RELEASE

New foundation in memory of Adolf Lundin

March 16, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or "the Company") has decided, together with the Lundin family, to establish a foundation in memory of the late entrepreneur and mining engineer Adolf Lundin. A total of USD 2 million – equating to more than SEK 14 million – will be set aside for the new foundation.

The aim of the foundation is to strengthen the mining and minerals industry, both in Sweden and internationally. This will be achieved by providing support for education and research, and by rewarding outstanding individual professional and academic achievements.

The foundation will be based at Luleå University of Technology, the leading educational and research university for mining and mineral engineering, geology and exploration in Sweden. The foundation will also be able to provide support for research programmes and education at other institutions, as well as projects to provide information and promote the exchange of knowledge between the mining and minerals industry, educational institutions and society as a whole.

Adolf and Eva Lundin’s son Ian will act as the chairman of the board of the foundation and the Lundin family’s representative, while Lundin Mining will be represented by the company’s incoming President and Chief Executive Officer, Mr. Karl-Axel Waplan. The board will also include Ms. Pia Sandvik Wiklund, Vice-Chancellor of Luleå University of Technology, and Mr. Lorentz Andersson, County Governor of Västerbotten.

Entrepreneur and mining engineer Adolf Lundin devoted much of his life to building the internationally recognised Lundin Group of Companies which today consists of more than a dozen mineral prospecting and mining production companies, as well as significant operations within the international oil industry. The road to success was tough at times, but throughout his life Adolf Lundin never lost sight of his goals. Together with his eldest son Lukas, Adolf was one of the founders of Lundin Mining.

All the companies within the Lundin Group of Companies work to meet society’s needs for metal and mineral products and energy resources such as oil and natural gas in a sustainable manner. This new means of support for research and development within the mining and minerals industry enables the Lundin family and Lundin Mining to emphasise this long-term focus, and to honour the memory of the entrepreneur and mining expert Adolf Lundin.

Lundin Mining is a rapidly growing company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The company currently owns four mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth, the Aljustrel mine in Portugal, will be brought into production in autumn 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

For further information, please contact:

Robert Eriksson, Corporate Communications: +46 (0)701 112615
Manfred Lindvall, Vice President: +46 (0)8 545 074 70
Sophia Shane, Investor Relations: (604) 689-7842